Exhibit 99.1

Orangekloud Technology Inc. Announces First Half 2024 Unaudited Financial Results

Singapore, October 16, 2024 — Orangekloud Technology Inc. (NASDAQ: ORKT) is a Singapore-based tech company that offers the eMOBIQ® No-Code platform for developing mobile applications aimed at Small and Medium Enterprises (SMEs) and larger corporations. Today announced its unaudited financial results for the six months ended June 30, 2024.

Overview:

●	Revenue was approximately S$2.9 million and S$2.1 million (approximately $1.5 million), for the six months ended June 30, 2023 and 2024, respectively.

●	Net loss was approximately S$906,966 and S$1.3 million (approximately $990,100), for the six months ended June 30, 2023 and 2024, respectively.

Six Month Financial Results Ended June 30, 2024

Revenue

We derive the majority of our revenue from platform subscriptions, license and products and professional services. For the six months ended June 30, 2023 and 2024, our revenue was approximately S$2.9 million and S$2.1 million (approximately $1.5 million), respectively, representing a decrease of approximately 27.6%. The decrease was attributed to factors such as slow growth in 2023 likely contributed to more conservative financial practices among SMEs, combined with cautious optimism for 2024 and a reduction in Enterprise Development Grant support from 70% to 50% as of April 1, 2023. Consequently, tighter budgets and reduced order books impacted our revenue recognition for the period.

Cost of revenue

Our cost of revenue is predominately pertained to purchases of hardware, accessories, licenses, payments made to third-party managed hosting providers, other third-party service providers and project managers and consultants’ payroll and employee benefits. For the six months ended June 30, 2023 and 2024, our cost of revenue was approximately S$1.8 million and S$1.5 million (approximately $1.1 million) respectively, representing a decrease of approximately 12.8%. The decrease of cost of revenue was in line with decrease of revenue despite the fixed payroll and employee benefits for project managers and consultants remaining constant.

Gross Profit

Our gross profit and gross margin can be influenced by several factors. These factors include the revenue mix between subscriptions, software and support, and professional services. Additionally, subscription pricing, costs related to third-party hosting facilities, and the expansion of our professional services to support future growth can impact our gross margins. As a result, our gross margin may vary from one period to another based on these factors. For the six months ended June 30, 2023 and 2024, our gross profit was approximately S$1.1 million and S$564,179 (approximately $416,308) respectively, representing a decrease of approximately 50.3%. The decrease was attributable to a decrease in revenue recognition during six months ended June 30, 2024, which was further impacted by fixed payroll costs for project managers and consultants.

Other income

Our other income is predominately government grants and Microsoft Cloud Solution Provider Incentive. For the six months ended June 30, 2023 and 2024, our other income was S$ 35,558 and S$63,367 (approximately $46,758) respectively, representing an increase of approximately 78.2%. The increase was attributable to the government grant received for software implementation and other income from assisting customers on grant application.

General and administrative expense

General and administrative expenses consist of payroll and employee benefits expenses of directors and administrative staff and other operating expenses, predominately short-term rental expenses, insurance expenses, operating lease expenses and professional fees. For the six months ended June 30, 2023 and 2024, our general and administrative expenses were S$1.5 million and S$956,995 (approximately $706,165) respectively. The significant decrease was attributable to IPO-related professional fees was because the final milestone will be acknowledged once the SEC approves it, and significant expenses have already been recorded during the financial year ending December 31, 2023.

Selling and marketing expenses

Our selling and marketing expenses are predominately allocated towards search engine and social media platforms for generating market awareness, compensation for referrals, and covering transportation and travel expenses for sales staff or consultants. For the six months ended June 30, 2023 and 2024, our selling and marketing expenses were S$361,208 and S$357,399 (approximately $263,724) respectively, representing a slight decrease of approximately 1.1%.

Depreciation and amortization expenses

Our depreciation and amortization expenses are predominately depreciation charged on property and equipment and intangible assets. For the six months ended June 30, 2023 and 2024, our depreciation and amortization expenses were S$144,303 and S$130,153 (approximately $96,040) respectively, representing a decrease of approximately 9.8%. The decrease was primarily due the property and equipment reaching fully depreciation, resulting in a low net book value.

Research and development expenses

Our research and development expenses are predominately developers’ payroll-related costs directly attributable to the development of No-Code platform and capitalized as intangible assets only when technical feasibility of the project is demonstrated, the Company has an intention and ability to complete and use the platform and the costs can be measured reliably. For the six months ended June 30, 2023 and 2024, our research and development expenses were S$21,682 and S$394,049 (approximately $290,768) respectively. The significant increase was primarily due to our continuous improvement efforts for our No-Code platform, and that the expenses related to the developers’ payroll were expensed off rather than capitalized during six months ended June 30, 2024 in accordance with US GAAP accounting treatment.

Interest expenses

Our finance costs are predominately interest on bank loans. For the six months ended June 30, 2023 and 2024, our finance costs were S$15,116 and S$18,825 (approximately $13,891) respectively, representing an increase of approximately 24.5%. The increase was mainly due to an additional bank loan in March 2023, which impacted the interest expense for the six-month period in 2024.

Income tax expense

No income tax expense incurred during the six months ended June 30, 2023 was primarily attributable to the result of the recognition and utilization of deferred tax assets carried forward.

A reversal of deferred tax assets is due to the Company assessed the loss carry-forward is less likely to realize in near future, which resulted tax expenses S$161,000 (approximately $118,802) during the six months ended June 30, 2024.

Other comprehensive loss

For the six months ended June 30, 2023 and 2024, we had foreign currency translation adjustment, net of tax at S$12,398 and S$39,431 (approximately $29,096) respectively, recorded within other comprehensive income, respectively. Foreign currency translation adjustments are a result of the financial statements of our non-U.S. subsidiaries being translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. We expect to record foreign currency translation adjustments in future periods and changes will be dependent on fluctuations in foreign currencies of countries in which we have operations.

ABOUT ORANGEKLOUD TECHNOLOGY INC.

Orangekloud Technology Inc. (NASDAQ: ORKT) is a Singapore-based technology company which offers the eMOBIQ® No-Code platform to develop mobile applications specially designed for Small and Medium Enterprises (SMEs) and corporations. The eMOBIQ® suite of mobile applications designed to digitalize and streamline business processes in operations includes warehousing, sales ordering, delivery, and manufacturing. eMOBIQ® customers come from various industries, including food manufacturing and food service, precision engineering, construction, retail, energy, and warehouse management.

EXCHANGE RATE INFORMATION

This announcement contains translations of certain Singapore dollars (“S$”) amounts into U.S. dollars (“$” or “US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from S$ to US$ were made at the rate of US$0.738 = S$1. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2024, or at any other rate.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and OrangeKloud Technology Inc. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

CONTACTS

OrangeKloud Technology Inc. Investor Relations Contact:

1 Yishun Industrial Street 1 #04-27/28 & 34 Aposh Building Bizhub

Singapore 768160

(+65) 6317 2050

Email: ir@orangekloud.com

ORANGEKLOUD TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2023	As of June 30, 2024	As of June 30, 2024
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	1,067,228	724,316	534,472
Accounts receivable, net	585,612	437,062	322,507
Contract assets	447,435	72,957	53,835
Amount due from related parties	429	-	-
Other current assets	194,049	216,446	159,716
Total current assets	2,294,753	1,450,781	1,070,530

Noncurrent assets
Intangible assets, net	1,613,890	1,494,258	1,102,611
Property and equipment, net	12,277	11,121	8,206
Right-of-use assets	123,881	56,944	42,019
Contract assets, noncurrent	15,128	18,578	13,709
Deposits	3,210	3,210	2,369
Deferred tax assets	161,000	-	-
Total noncurrent assets	1,929,386	1,584,111	1,168,914

TOTAL ASSETS	4,224,139	3,034,892	2,239,444

LIABILITIES
Current liabilities
Accounts payable	284,388	418,989	309,171
Accruals and other payables	367,380	303,024	223,601
Amount due to directors	196	196	145
Contract liabilities	597,116	911,342	672,478
Bank loans, current	245,625	251,194	185,356
Operating lease liabilities, current	123,881	56,944	42,019
Total current liabilities	1,618,586	1,941,689	1,432,770

Noncurrent liabilities
Contract liabilities, noncurrent	5,359	3,828	2,825
Bank loans, noncurrent	503,577	376,570	277,870
Total noncurrent liabilities	508,936	380,398	280,695

TOTAL LIABILITIES	2,127,522	2,322,087	1,713,465

COMMITMENTS AND CONTINGENCIES	-	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.001 par value, 50,000,000 shares authorized, issued and 20,000,000 outstanding*	26,808	26,808	19,782
Additional paid in capital	3,106,525	3,106,525	2,292,300
Retained earnings (Accumulated losses)	(1,118,283)	(2,460,067)	(1,815,279)
Other reserves	16,667	16,667	12,299
Accumulated other comprehensive income	64,900	22,872	16,877
Total shareholders’ equity	2,096,617	712,805	525,979

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,224,139	3,034,892	2,239,444

ORANGEKLOUD TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the six months ended June 30
	2023	2024	2024
	S$	S$	US$
Revenues:
License, subscriptions fee and product
- Packaged subscription, license, software and hardware for solution	1,109,462	962,260	710,050
- No-Code platform and mobile application	87,235	135,242	99,795
Services and license support	1,693,733	996,436	735,269
Total revenues	2,890,430	2,093,938	1,545,114

Cost of revenues:
License, subscriptions fee and product
- Packaged subscription, license, software and hardware for solution	765,642	761,215	561,699
- No-Code platform and mobile application	-	25,000	18,447
Services and license support	988,874	743,544	548,660
Total cost of revenues	1,754,516	1,529,759	1,128,806

Gross profit	1,135,914	564,179	416,308

Operating expenses:
Selling and marketing expenses	361,208	357,399	263,724
General and administrative expense	1,543,053	956,995	706,165
Depreciation and amortization expenses	144,303	130,153	96,040
Research and development expenses	21,682	394,049	290,768
Total operating expenses	2,070,246	1,838,596	1,356,697

Loss from operations	(934,332)	(1,274,417)	(940,389)

Other income (expense):
Other income	35,558	63,367	46,758
Interest expense	(15,116)	(18,825)	(13,891)
Foreign exchange gain	6,924	49,091	36,224
Total other income, net	27,366	93,633	69,091

Loss before tax expense	(906,966)	(1,180,784)	(871,298)
Income tax expense	-	(161,000)	(118,802)
Net loss	(906,966)	(1,341,784)	(990,100)

Other comprehensive loss:
Foreign currency translation, net of income tax	12,398	39,431	29,096
Total comprehensive loss	(894,568)	(1,302,353)	(961,004)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.05)	(0.07)	(0.05)

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	20,000,000	20,000,000	20,000,000